November 5, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn:	Catherine De Lorenzo
David Link

Office of Real Estate & Construction

Re:	CTO Realty Growth, Inc. Registration Statement on Form S-3 Filed October 16, 2024 File No. 333-282678

Ladies and Gentlemen:

Set forth below is the response of CTO Realty Growth, Inc. (the “Company”, “we,” “us” or “our”) to a comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 31, 2024, with respect to the Company’s Registration Statement on Form S-3 filed with the Commission on October 16, 2024.

For your convenience, the Company’s response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Registration Statement on Form S-3

General

1.	Please be advised that we will not be in a position to take action to accelerate the effectiveness of your registration statement until you clear outstanding staff comments on your Form 10-K for the fiscal year ending December 31, 2023.

RESPONSE:

The Company respectfully advises the Staff that, on November 4, 2024, the Company received a letter from the Staff indicating that the Staff has completed its review of the Company’s Form 10-K for the fiscal year ending December 31, 2023 (the “Form 10-K”). Accordingly, the Company respectfully advises the Staff that the Company has cleared all outstanding Staff comments on the Form 10-K.

* * * * *

If you have any questions or comments regarding the foregoing, please contact the undersigned at (407) 904-3324 or Zach Swartz of Vinson & Elkins L.L.P. at (804) 327-6324.

Sincerely,

CTO REALTY GROWTH, INC.

/s/ Philip R. Mays
Philip R. Mays
Senior Vice President, Chief Financial Officer and Treasurer

cc:	Daniel Smith, Senior Vice President, General Counsel and Corporate Secretary Zach Swartz, Vinson & Elkins L.L.P.